Filed by GlobeSpan, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                  Commission File No.: 333-72028
                                             Subject Company: Virata Corporation


                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE ISSUANCE OF SHARES AND NAME CHANGE REFERENCED IN THE FOREGOING LETTER BECAUSE IT CONTAINS IMPORTANT INFORMATION. GlobeSpan, Inc. filed the joint proxy statement/prospectus with the Securities and Exchange Commission on November 8, 2001. Investors and other security holders may review the joint proxy statement/prospectus and other documents filed by GlobeSpan, Inc. and Virata Corporation with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the appropriate company. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ISSUANCE OF SHARES OR THE NAME CHANGE.

                                     * * * *
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     On November 23, 2001, GlobeSpan, Inc. will cause the dissemination of the following letter to various stockholders:


                                 GLOBESPAN, INC.
                                100 Schulz Drive
                           Red Bank, New Jersey 07701



                                                               November 23, 2001


Dear Fellow Stockholder:

     We have previously sent to you proxy material for the Special Meeting of Stockholders of GlobeSpan, Inc. to be held on December 14, 2001. The proxy material described, among other things, the "merger of equals" which will have effect of combining the businesses, stockholder groups and other constituencies of GlobeSpan, Inc. and Virata Corporation. The proxy material asked for your vote on a proposal to issue shares of GlobeSpan common stock in the proposed merger and a proposal to change the name of GlobeSpan to "GlobeSpan Virata, Inc." at the effective time of the merger. The information contained and incorporated in the proxy material is very important and we urge you to carefully read and consider it before voting.

     YOUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" THE ISSUANCE OF GLOBESPAN COMMON STOCK IN THE PROPOSED MERGER WITH VIRATA AND "FOR" THE AMENDMENT TO GLOBESPAN'S CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF GLOBESPAN TO "GLOBESPAN VIRATA, INC."

     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU MAY OWN. Whether or not you have already done so, please sign, date and return the enclosed proxy card today.

                               Very truly yours,

                               /s/ RICHARD GOTTUSO

                               Richard Gottuso
                               Corporate Secretary




      If you have any questions, need copies of the proxy material or need assistance in voting your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                         TOLL-FREE, at 1-888-870-5834.

                                IMPORTANT NOTE:
               If you hold your shares through a bank or broker,
           you may be able to vote by telephone, or via the Internet.
            Please call Innisfree at 1-888-750-5834 for assistance.